

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Vie E-mail
Craig Jones
Vice President and CFO
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512

> **Re: Electro Rent Corporation**
> **Form 10-K**
> **Filed August 13, 2012**
> **File No. 0-09061**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Profitability and key business trends, page 19

1. In future filings, please disclose your average utilization rates for your T&M equipment pool and DP equipment pool for all periods presented, rather than the two most recently completed fiscal periods. Please also provide investors with an analysis for material changes in these utilization rates between each period presented. Please refer to Section 501.12.b.1. of the Financial Reporting Codification for guidance.

2. In future filings, please quantify the extent to which changes in volumes rented, leased and sold; changes in prices; the introduction of new products; recent acquisitions; and foreign exchange effects attributed to the changes in revenues, cost of revenues other than depreciation, and operating. Please refer to Items 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-X for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising income from

continuing operations, as appropriate. Please refer to Item 303(a)(3)(i) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

3. We note your disclosure that sales of new equipment have lower profit margins than sales of used equipment. To allow investors to better understand how the change in mix of sales of new and used equipment has on your profit margins, please separately disclose revenues generated from the sale of new equipment and revenues generated from the sale of used equipment for each period presented. Please refer to Item 303(a)(3)(i) of Regulation S-X and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

4. We note that you entered into an agreement with Agilent during fiscal year 2010, which gives you the exclusive right to sell complex T&M equipment to small and medium sized customers in the United States and Canada, who prior to the agreement purchased the equipment directly from Agilent. As it appears that this agreement is material to your operations, please provide investors with a more comprehensive understanding of this agreement. Specifically, please explain how you identify potential sales opportunities and how you consummate these sales transactions. Please describe the extent to which sales are comprised of transactions where you assume an obligation to acquire the equipment before a customer commits to purchasing the corresponding equipment from you, including the price risks you assume in these types of transactions and how you manage your exposure to these risks. Please disclose the line item where you include the equipment held for sale and disclose the amount of this equipment for each period presented. Please clearly disclose how you recognize the sale of this equipment in your consolidated statements of operations. Please disclose the amount of material losses from this activity, or state that no material losses have been incurred. Please also disclose the impact of this activity on your liquidity by describing the time period that general elapses between your payment to acquire the equipment and your receipt of payment from your customer. Please provide us with the disclosure you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

Consolidated Statements of Operations, page F-3

5. In future filings, please separately present revenues from the sales of equipment from other revenues. Please refer to Rule 5-03(a)(1) of Regulation S-X for guidance.

6. In future filings, please separately present the amount of (a) expenses applicable to rental and lease income; (b) costs for the sale of equipment; and (c) cost of services or other revenue. Please refer to Rule 5-03(a)(2) of Regulation S-X for guidance.

Note 1: Summary of Significant Accounting Policies, page F-7

7. In future filings, please expand your disclosures to address the following:

- Please provide a general description of your leasing arrangements, including the original terms, renewal periods, and other typical provisions of your lease arrangements. If arrangements are significantly different for different types of equipment, you should consider providing separate disclosures for each significant category of equipment. Please also disclose the amount of contingent rent recorded for each period presented. Please refer to ASC 840-10-50-4 and 5 for guidance.
- Please provide a more descriptive discussion of your policy for recognizing revenues for the rental of your equipment under operating leases and for the rental of your equipment under capital leases. Please refer to ASC 840-20 and ASC 840-30 for guidance.
- Please disclose whether any deposits are received from customers such as security or maintenance deposits. Please disclose how these are accounted for, including how these amounts are reflected in your financial statements.
- Please disclose how you account for initial direct costs related to your leases. Refer to ASC 840-20-25.

Please provide us with the expanded disclosures you intend to include in future filings.

Rental and Lease Equipment and Other Property, page F-7

8. We note that you depreciate rental and lease equipment and other property using straight-line and accelerated methods. Please expand your disclosure in future filings to clarify the portion of rental and lease equipment that is depreciated using straight-line methods versus accelerated methods. Please also clarify the facts and circumstances in which equipment is depreciated using straight-line methods and when the equipment is depreciated using accelerated methods.

Foreign Currency, page F-9

9. We note your statement, "[t]he assets and liabilities of our foreign subsidiaries are remeasured from their functional currency to U.S. dollars…[r]evenues and expenses are remeasured from any foreign currencies to U.S. dollars…" Please explain to us why you are "remeasuring" your foreign subsidiaries' assets, liabilities, revenues and expenses from the functional currency into the U.S. dollar. Please provide us with the specific reference to ASC 830 that supports your accounting. Please refer to ASC 830-10-45-17. Please also address your recognition of the translation of your foreign subsidiaries' assets, liabilities, revenues and expenses from their functional currency into your reporting currency, the U.S. dollar, in the determination of net income rather than other comprehensive income in accordance with ASC 830-30-45-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief